

August 16, 2013

Via Email
Greg Mays
Chief Executive Officer
Simon Worldwide, Inc.
18952 MacArthur Boulevard
Irvine, CA 92612

>   **Re: Simon Worldwide, Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed August 6, 2013**
>   **File No. 333-189020**

Dear Mr. Mays:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 23

1. Please provide a more detailed use of proceeds if you raise less than 100% of the offering. Since there is no minimum, provide the use of proceeds at 75%, 50%, 25% and less than 25% of the maximum. Consider providing such disclosure in tabular format.

2. We note that some of the proceeds may be allocated to employee salaries. Please disclose whether these proceeds may be used to pay salaries of your executive officers and/or directors.

Business, page 25

3. We note the revisions made in response to comment seven from our letter dated July 26, 2013. Please discuss in greater detail the royalty payments. For instance, if there is a

royalty rate, disclose the potential range of royalty payments (for example, "low single digits," "high single digits," or a range not to exceed ten percent). If there are a number of milestone royalty payments, disclose the amount paid to date and the maximum total amount to be paid over the term of the agreement. Also, disclose the performance milestones.

Information Incorporated by Reference, page 48

4. Please update to include the most recent Form 10-Q.

Exhibits Index

5. Please revise the exhibits index to reflect the confidential treatment request submitted for Exhibit 10.33. See Staff Legal Bulletin No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Robert Knauss
       Munger, Tolles & Olson LLP